SIFY TECHNOLOGIES LIMITED

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113

India

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Claire DeLabar

Re: Sify Technologies Ltd.

Form 20-F for the Fiscal Year Ended March 31, 2024

Response dated August 26, 2024

File No. 000-27663

Dear Claire DeLabar,

This letter is submitted on behalf of Sify Technologies Limited (the “Company” or “we”) in response to the comments of the staff members of the Securities and Exchange Commission (the “Staff”), as set forth in your letter (the “Comment Letter”) to M P Vijay Kumar dated September 24, 2024 with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024 (the “Annual Report”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

1. Note 16A. Fully Paid Compulsorily Convertible Debentures, page 155:

Please refer to your response to comment 4. We note that paragraph 32 of IAS 32 states that the equity component is the residual amount after deducting the fair value of the liability component. We also note that the coupon rate is 6%, which you state is in line with the market rate of instruments issued without an associated equity component and therefore the fair value of the liability would equal the fair value of the compound financial instrument and should entirely be classified as a liability. Please provide an analysis of the fair value of the liability component of the compound financial instrument following the guidance in IAS 32 IE Example 9 in the IFRS Practice Statements and revise your financial statements accordingly.

Response:

We respectfully submit that the Compulsorily Convertible Debentures (“CCDs”) issued by the Company carry a coupon rate of 6 percent, which, the Company believes, is in line with the market rate for instruments issued without an associated equity component. Therefore, as per Para 31 and 32 of IAS 32 and by applying the guidance provided in IE Example 9, the entire fair value of the compound financial instrument was determined to be the carrying value of Financial Liability at the time of initial recognition and no residual value was left to be assigned to equity.

This component of Financial Liability is classified separately in accordance with Para 15 of IAS 32. The definitions in Para 11 are applied to determine whether the financial instrument is an equity rather than a financial liability based on the substance of the contractual arrangement. The instrument is classified as equity if both the conditions mentioned in Para 16 are met. As the fixed number of equity instruments that will be delivered to settle the CCD is not determined at the date of initial recognition, the instrument is classified as a Financial Liability.

Subsequently, once the number of shares to be issued on conversion of these CCDs into equity is determined, this Financial Liability is reclassified as equity as it meets all the conditions set out in Para 16(a) and 16(b) of IAS 32. The equity instrument is measured at the carrying value of the financial liability at the date of reclassification.

Therefore, the Company believes that there is no requirement to revise the financial statements.

2. Note 31. Contingencies Put Option, page 169:

Please provide proposed disclosure revisions for the detailed description of the terms of the put option agreement related to contract breaches and conditions for conversion.

Response:

We respectfully propose to expand the disclosure in future filings as detailed below:

The put option agreement (the “Agreement”) was entered into between the Company, Sify Infinit Spaces Limited (“SISL”) and Kotak Special Situations Fund (“KSSF”) on November 1, 2021 pursuant to the Debenture Subscription Agreement (“DSA”) in relation to CCDs subscribed by KSSF. The Agreement was filed with the Securities and Exchange Commission on November 2, 2021. As per the Agreement, KSSF can exercise the put option on or after October 1, 2027, and the Company shall be obligated to purchase from the KSSF upon exercise of put option, all of the CCDs.

A summary of Clause 2 of the Agreement which describes the terms related to a breach of contract follows:

The put option can be triggered by KSSF upon the occurrence of any of the following events:

a)	an event of default under the DSA, or

b)	if the Company fails to provide exit to the KSSF by way of qualified IPO or alternate listing by October 31, 2029 (each such term as defined in the DSA), or

c)	breach by the Company of any of its obligation or covenants under the Agreement.

The Company is required to pay to KSSF no later than ninety (90) days from the date of put option notice delivered by KSSF to the Company, the entire put amount into a bank account, subject to applicable withholding taxes and the Company will hold the CCD in such case as an asset.

The terms for conversion are described in the DSA in clauses 6 and 7 of Schedule IV.

Pursuant to the clause, the CCDs shall be fully, mandatorily, compulsorily and automatically converted into equity shares, upon the earlier of:

(i)	October 1, 2031 without any act or application by KSSF; or

(ii)	the filing of a prospectus by SISL with the Securities and Exchange Board of India or for any alternate listing or the register of companies or any stock exchange in relation to an initial public offering of its equity shares; or

(iii)	at any time as required by KSSF prior to October 1, 2031

3. Other, page 171:

Please tell us the basis for your belief that the Service Tax contingency amount of 64.6 million rupees paid to date "under protest" to continue the proceeding with the relevant authorities meets the criteria for asset recognition under IAS 37. Based on the disclosure provided, the amount appears to be a contingent asset that should be disclosed and not recognized as an asset pursuant to IAS 37 paragraphs 31-35. Please revise or advise.

Response:

Paragraph 10 of IAS 37 defines Contingent Asset as follows:

“A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.”

IFRS Interpretation Committee (Committee) discussed the “Deposits relating to taxes other than income tax” in its meeting held on January 16, 2019. It is stated that the tax deposit gives the entity a right to obtain future economic benefits, either by receiving a cash refund or by using the payment to settle the tax liability. Hence, the Committee concluded that the entity has an asset when it makes the tax deposit to the tax authority.

The Company has paid 64.6 million rupees under protest to continue the proceeding with the relevant adjudicating authorities against the total contended amount of 161.8 million rupees and the Interest & Penalty as applicable. As per the decision of the Committee, 64.6 million rupees paid by the Company gives a right to obtain future economic benefits, either by receiving a cash refund (if the dispute is resolved in the company’s favour) or by using the payment to settle the tax liability (if the dispute is resolved in the tax authority’s favour).

The Service Tax amount of 64.6 million rupees paid to date "under protest" to continue the proceeding with the relevant authorities meets the criteria for asset recognition. Hence, the Company believes that it need not be disclosed as a Contingent Asset pursuant to IAS 37 paragraphs 31-35.

If you have any questions regarding the above clarifications, please feel free to contact the undersigned at +91 44 2254 0770, ext.2111.

/s/ M P Vijay Kumar

Name: M P Vijay Kumar
Title: Executive Director and Chief Financial Officer

Sify Technologies Limited
Chennai
India